Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED CERTIFICATE OF INCORPORATION

OF

NEKTAR THERAPEUTICS

Nektar Therapeutics (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: Effective upon the filing of this amendment to the Corporation’s Amended Certificate of Incorporation, as amended from time to time (the “Certificate of Incorporation”), the first paragraph of Article IV of the Certificate of Incorporation shall be deleted and replaced with the following paragraph:

“This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is four hundred million (400,000,000) shares. Three hundred and ninety million (390,000,000) shares shall be Common Stock, each having a par value of one-hundredth of one cent ($.0001). Ten million (10,000,000) shares shall be Preferred Stock, each having a par value of one-hundredth of one cent ($.0001).”

SECOND: The Board of Directors of the Corporation duly adopted resolutions approving this amendment to the Certificate of Incorporation, declaring said amendment to be advisable and providing for the consideration of such amendment at the annual meeting of stockholders of the Corporation.

THIRD: On May 23, 2025, the annual meeting of stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the DGCL, at which meeting the necessary number of shares required by statute were voted in favor of the amendment.

FOURTH: Said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, this Certificate of Amendment to the Certificate of Incorporation has been executed as of this 6th day of June, 2025.

Nektar Therapeutics

By:	/s/ Mark A. Wilson
Name:	Mark A. Wilson
Title:	Senior Vice President and Chief Legal Officer